YUM! Brands, Inc. Policy
Regarding Transactions in YUM! Securities
by Executive Officers

    The following corporate policy applies to transactions in YUM! Brands, Inc. (“YUM!”) securities by Executive Officers1:

    Covered Transactions. Any transaction involving YUM! securities is covered by this policy. You must obtain pre-clearance approval from the YUM! Legal Department for any transaction involving YUM! securities. A list of typical transactions requiring pre-clearance can be found at the end of this document.

Window Periods. While YUM! does not specifically limit all transactions to window periods, you are strongly encouraged to limit your activity to a window period. Please note that any sale or purchase of YUM! stock is limited to window periods. A window period typically begins on the second business day following YUM! quarterly earnings releases and continues for approximately 10 to 20 business days. Window periods are subject to early closure at any time.

Material Nonpublic Information. No transaction in YUM! securities may be undertaken, even in a Window Period, if you possess material nonpublic information concerning YUM!. Material information is information that would affect the decision of a reasonable investor to buy, hold or sell YUM! securities or would affect the market value of YUM! securities.

Section 16 Insider. Section 16 of the Securities Exchange Act of 1934 applies to all directors of YUM!. Section 16 also applies to YUM!’s CEO, CFO, and certain officers as designated by the Board of Directors. Annually, the Board designates persons it believes to be “Insiders” covered by Section 16 by virtue of such person’s role and responsibilities. All of these individuals are “Insiders” of YUM!.

Insiders must report their beneficial ownership in YUM! stock on Form 3 within ten calendar days of becoming Insiders, Section 16 also requires a Section 16 insider to report most changes in beneficial ownership of YUM! stock, including, but not limited to, SAR/RSU grants and exercises, executive income deferral program(s) deferrals and distributions, purchases and sales of stock, and stock gifts. Reporting occurs on Form 4 by the second business day following the transaction. Finally, Section 16 requires an Insider who did not report on Form 4 any change in beneficial ownership during a fiscal year, either because it was eligible for deferral or because of an oversight, to report that transaction on Form 5 within 45 days after the close of the Company’s fiscal year.

* This policy also applies to transactions by or for the benefit of an Executive Officer’s spouse or other person/entities whose interest in YUM! securities are or could be attributable to such Executive Officer. “Executive Officers” are those employees designated by YUM! as Executive Officers covered by this policy.

The law provides that the reporting responsibility rests with the individual Section 16 Insider. However, YUM! Legal will assist you in reporting these transactions. Prior to engaging in any transactions in YUM! stock, you should contact the YUM! Legal Department to clear your trade and provide broker contact information so the trade details can be obtained timely.

Rule 144 Affiliate. Generally, an affiliate includes all YUM! Insiders (YUM!’s Board of Directors and all Section 16 officers, as determined by YUM!), collectively “Rule 144 Affiliates.”

Rule 144 Affiliates must file a Notice of Proposed Sale of Securities on Form 144 concurrently with placing any order for the sale of YUM! stock if the amount of the stock to be sold over a three-month period, exceeds 5,000 shares or has a sale price in excess of $50,000. Form 144 must be filed electronically with the SEC. Typically, your broker will make this filing on your behalf, but may request that you sign authorizations prior to any sale. The law provides that the responsibility to file the Notice rests with the individual Rule 144 Affiliate.

Rule 10b5-1 Plans. You may but are not required to use a Rule 10b5-1 plan in connection with any transactions in YUM! securities. You must submit any proposed Rule 10b5-1 plan at least three business days in advance of you entering into the plan so that the YUM! Legal Department can evaluate whether the proposed plan complies with Rule 10b5-1. You may only adopt a Rule 10b5-1 plan when you are not in possession of material non-public information regarding YUM! and during an open stock trading window. To discuss this method, please contact Larry Derenge (502-874-8719) or Gayle Hobson (502-874-2638). The SEC imposed strict conditions regarding use of Rule 10b5-1 plans. Among those are:

1.    At least 90 (and in some cases up to 120) days must elapse before the first transactions may occur under the plan (the “cooling-off period”). Because the minimum number of days depends on when YUM! files its next Form 10-Q or Form 10-K, the YUM! Legal Department will confirm that the transactions contemplated by the plan meet the required cooling off period.
2.    With limited exceptions, you may only have one Rule 10b5-1 plan outstanding and executing trades at any time. You may, however, enter into a follow-on plan before the current one expires as long as the required cooling off period is satisfied.
3.    If your proposed plan is designed to effect the open market purchase or sale of all the YUM! securities covered by the plan in a single transaction, you may not enter into another single trade, Rule 10b5-1 plan until 12 months have passed. To avoid being subject to this 12-month waiting period, you should consider entering into a plan covering more than one transaction as multi-trade plans are not subject to this waiting period.
4.    The plan must contain certifications that you are not aware of material non-public information regarding YUM! and that you are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions against insider trading.
5.    If you enter into (or terminate) any plan to trade in YUM! securities (whether or not the plan complies with Rule 10b5-1), YUM! is required to disclose that fact in its next Form 10-Q or Form 10-K and to describe the duration of the plan and the amount of securities to be sold under the plan.

Implementation, Modification, and Termination of 10b5-1 Plans. Any implementation of a new plan and modification or termination of an existing plan requires YUM! Legal Department approval.

Once your plan has been implemented, it can only be modified once during the life of the plan. Any modification to the plan must be made during an open stock trading window and a new 90 – 120 day cooling-off period applies.

Termination of a 10b5-1 plan is discouraged. After careful review, if it is determined that termination of the plan is warranted, it may be terminated during an open stock trading window, but you may not enter into a new plan until the later of 90 days and the next open stock trading window.

Speculative Trading. As always, speculative trading in YUM! stock, including trading in puts, calls, derivatives or other hedging or monetization transactions, is prohibited.

YUM!    Direct Stock Plan. Participation in the YUM! Direct Stock Plan is prohibited.

YUM! Dividend Reinvestment. As you know, YUM! pays a dividend on its common stock. Reinvestment of dividends to purchase additional shares of YUM! stock is reportable to the SEC within 2 business days. Automatic dividend reinvestment arrangements available through brokers or YUM!’s transfer agent do not allow for timely filing with the SEC and can result in SEC violations. To assist you in complying with federal reporting requirements, such automatic dividend reinvestment arrangements are not permitted.
    Short Swing Profit Considerations. No purchase of YUM! stock may be made within 6 months of a sale of YUM! stock. In addition, no sale of YUM! stock may be made within 6 months of a purchase of YUM! Stock. Securities and Exchange Commission (SEC) regulation requires company directors and executive officers to return any profits made from the purchase and sale of YUM! stock, if the purchase and sale, or sale and purchase, transactions occur within a six-month period. This activity is called a “short-swing” transaction. You will be required to surrender to YUM! all profits if such a “matching” transaction occurs.

    YUM! Legal Department Pre-Clearance/SEC Reporting. Prior to initiating any transaction in YUM! securities (including executing a Rule 10b5-1 plan), you are required to contact Larry Derenge (502-874-8719) or Gayle Hobson (502-874-2638) of

the YUM! Legal Department. Requests for pre-clearance should include details of the proposed transaction, including the transaction type (equity award exercise, sale or purchase of stock, gift, etc.) and the proposed number of shares. Your request should be submitted at least three business days in advance of the proposed transaction so that the YUM! Legal Department may assist you in complying with SEC reporting requirements. Pre-clearance will typically be granted for a three-day period.

    It is important to understand that this policy is designed to help you comply with federal laws and regulations. Under these laws and regulations, a person who trades while in possession of material nonpublic information is subject to extensive fines and criminal penalties up to and including imprisonment.

    As you know, the SEC has imposed stringent filing requirements which require two-day reporting of most acquisitions or dispositions of stock. To meet this two-day requirement, the YUM! Legal Department will need to work with your broker to ensure it receives simultaneous information regarding your transaction. Failure to timely report transactions to the SEC will result in a proxy statement disclosure.

Sanctions. Any late or delinquent Form 4 filings are required to be reported in our proxy statement in a separately captioned section, naming names. The SEC has been granted broad authority to seek "any equitable relief that may be appropriate or necessary for the benefit of investors" for violations of any provisions of the securities laws. In addition, the Act provides that penalties up to and including fines and prison time may be imposed. Our compliance procedures listed above, are designed to help avoid any late filings.

    Policy on Disclosure of Material Nonpublic Information. It is important to also remember that you may not discuss (or otherwise disclose) material nonpublic information with anyone except on a need-to-know basis. This is to protect anyone not subject to the policy who comes into possession of material nonpublic information. In such case, a “tippee” (i.e., person not subject to the policy who receives material nonpublic information) who trades while in possession of such information could become subject to the civil and criminal penalties described above. In addition, a “tipper” may also be subject to civil and criminal penalties for inappropriately passing information to people who may use it for their benefit.

Sample List of Transactions Covered by Policy. A transaction in YUM! securities may be executed only after it is pre-cleared by the YUM! Legal Department and provided that you are not in possession of material nonpublic information concerning YUM!. The following is a sample list of transactions covered by this policy:

1.Open market purchases and sales.

2.Stock plan transactions including stock option or stock appreciation right exercises, and elections to deliver YUM! stock to pay the option exercise price and/or satisfy the related tax withholding obligations.

3.Intra-plan transfers, cash distributions and/or plan loans that (a) affect your participation in the YUM! Common Stock investment alternative of your 401(k) account under the YUM! Brands 401(k) Plan, and (b) are not in connection with your retirement or other termination of employment.

4.Transfers of or relating to your YUM! accounts under the Executive Income Deferral Program, which are not in connection with your retirement or other termination of employment.

5.A gift of YUM! stock.

6.A contribution or transfer of YUM! stock to a trust, even if the trust is indirectly owned by you.

7.Transfers of YUM! stock from direct to indirect or from indirect to direct ownership.

8.Transactions relating to YUM! shares held in managed brokerage accounts.

The policy prohibits pledging stock of YUM! stock as collateral for a loan. This may require moving YUM! stock out of margin accounts.